

Terra.do

Anshuman Bapna <anshuman@terra.do>

Update on the Terra.do round

20 messages

Anshuman Bapna <anshuman@terra.do> 15 February 2022 at 14:50

Bcc: 2saurabh@gmail.com, Sahil Barua <sb@delhivery.com>, himanshu.aggarwal@gmail.com, mrunal jhaveri <mrunal.jhaveri@gmail.com>, Soumitra <soumitra@claroenergy.in>, Ishaan Khosla <ishaan@huddle.work>, Sanil Sachar <sanil@huddle.work>, Amit Vadehra <amit@vadehra.com>, Jacob Bro <jacob.bro@gmail.com>, abhishek8de@gmail.com, Sameer Shetty <sameer.shetty@gmail.com>, nishith.rastogi@gmail.com, David Bill <dbill@midnightsfarm.com>, Faith Van De Putte <faithvdp@gmail.com>, rohitkapoor.in@gmail.com, Harsh Shah <harsh88.shah@gmail.com>, Deborah Stern <dstern@capitalforclimate.com>, adityabhat1995@gmail.com, Rahul Dalmia <Rahul.dlm@gmail.com>, Tarana Lalwani <taranalalwani@gmail.com>, Quinn Emmett <quinn@importantnotimportant.com>, David Rosskamp <rosskamp@june.fund>, Manav Goel <manav.goel99@gmail.com>, Sarthak Gupta <sarthakgupta4892@gmail.com>, David Benham <dabenham@gmail.com>, John Ellison <john@john-ellison.com>, Supriya Booth <supriya.booth@gmail.com>, till.leinen@gmail.com, koepchen@gmail.com, Apoorv Garg <hello@apoorvgarg.com>, Matthieu Soule <matthieu.soule.atelier@gmail.com>, Sandhya Menon <menon.sandhya@icloud.com>, Arun Verma <arun.11192@gmail.com>, Aditi Ramdorai <aditi.ramdorai@gmail.com>, Anusha Sethuraman <anusha.sethuraman@gmail.com>, Aman Dalmia <amandalmia18@gmail.com>, mjferry2016@gmail.com, michelle.m.yeh@gmail.com, timkwistcs@gmail.com, stewart winkler <sw@uwventures.com>, Nishant Aggarwal <nishant@bluewander.life>, Allison Arnold <allison@e8angels.com>, amkonkel@gmail.com, Anirudh Gupta <ani@susmafia.org>, Jheel D <jheelmdoshi@gmail.com>, veena.vudatala@gmail.com, Lee Otis <leeaotis@hotmail.com>, Minahil Amin <minahil.amin@gmail.com>, David Contreras <david@terra.do>, hellokatsmith@gmail.com, harbiejawanda@gmail.com, mreamail@gmail.com, Zain Shafiq <zainshafiq@gmail.com>, shravanshetty.nmims@gmail.com, matt.r.yao@gmail.com, Conner Lachenbruch <connerlachen@gmail.com>, pooja240493@gmail.com, Cara Nichole Maesano <cara.maesano@gmail.com>, krishna06@gmail.com, Satowa K <s.kinoshita13@gmail.com>, Seha Ismen Ozgur <seha.ismenozgur@gmail.com>, rahul.nanavati@gmail.com

Hi everyone,

Hope you're well. I wanted to share with you where the round stands.

As you might recall, our lead is a $100M ESG-focused fund called Avaana. While they've signed off on the docs/diligence, they're still blocked on wiring their $2M for a couple more weeks. This is because the Indian regulator has asked us to change the India subsidiary structure (even though Deloitte had blessed it), and we're gritting our teeth and doing that right now. In the meantime, the other early investors in the priced round have already signed and wired (totalling $700K), so we're in no danger of running out of cash.

We're now kicking off a SAFE note for all accredited investors who've committed > $25K. Their terms will be the same as yours: $25M cap, 20% discount, YC-terms: all as discussed before.

In cases where cheque sizes are < $25K, like yours, we'll continue to use WeFunder. We're just not activating that immediately since SEC frowns on using crowdfunding platforms while a different financing round is still on (as technically it will be until Avaana wires). In reality, that means **it could be early March by the time we'll be able to take the investment from you. While that's a bummer, I want to clarify that nothing in your investment terms will change and you'll get identical terms as all SAFE investors above.**

If you have any questions about the timelines or the process, please do let me know. This has been quite a fundraising journey for us, and I appreciate your patience and support through it!

------------------Business Updates------------------

- We started our largest ever cohort for our flagship program a couple of weeks ago (150 people) from 20+ countries, at an average yield of $1040. This is already 30% higher than last quarter, and unlike previous quarters, we're planning to run another cohort for this program in March.
- We launched a new program: Corporate Sustainability Leadership, and have the next iterations of our farm school, VCs and software programs coming along nicely this quarter
- Our main focus has been on building and launching our new app that combines learning, job and community in one place. That is on track to launch by the end of this quarter and will allow us to massively broaden the top of the funnel for us
- Finally, we got selected to Accenture+Unreasonable's program for July that'll allow us to potentially go to market together to pitch our products to B2B customers.

Warmly,

--

Anshuman Bapna | Founder, Terra.do











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